Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following questions and answers were made available to employees of Baker Hughes Incorporated:

What happens to the ESPP contributions I’ve made for the first offering period of 2017?

Baker Hughes has revised the dates for the first offering period of the ESPP. The new offering period end date for the first offering period of 2017 will be June 16, 2017. The final date for you to withdraw with Fidelity will be May 19, 2017. Baker Hughes will purchase shares on June 19, 2017, and participants can expect to view their new ESPP shares by the following week. For more information about the ESPP program, visit go/espp.

How will my unvested restricted shares (RSAs) and restricted stock units (RSUs) be taxed?

The tax treatment of any Baker Hughes RSA/RSUs that you hold will depend on whether the awards were greater before or after the transaction agreement was entered into on October 30, 2016.

RSAs/RSUs granted before October 30, 2016

If, when the transaction closes, you hold Baker Hughes RSA/RSUs that were granted before October 30, 2016, then at the closing, your RSA/RSUs will be canceled and converted into one unrestricted shares of Class A Common Stock of New Baker Hughes. In addition, for each such unrestricted share, you will receive a cash payment of $17.50 in respect of the special dividend (this payment is referred to as a “dividend equivalent”).

You generally will be subject to ordinary income tax on the New Baker Hughes shares and the cash payment that you receive. For example, assume the following:

•	Immediately before the transactions close, you hold 1,000 Baker Hughes RSUs.

•	You are subject to withholding at a 25% rate.

•	The closing price of a share of Class A Common Stock on the first trading day of the shares is $42.50.

Following the closing of the transactions, you receive 1,000 unrestricted shares of Class A Common Stock and a cash payment of $17,500 (1,000 shares x $17.50). You recognize ordinary income and are subject to withholding as follows:

•	You recognize ordinary income on the shares in the amount of $42,500 (1,000 shares x $42.50). Form these shares, 250 shares are withheld to cover the withholding obligation (1,000 shares x 25%). The remaining 750 shares are delivered to you through Fidelity and the income amount and associated withholding will be reflected through payroll and your Baker Hughes tax statements.

•	You recognize ordinary income on the cash payment in the amount of $17,500. From this amount, $4,375 is withheld to cover the withholding obligation ($17.50 x 25%). The remaining $13,125 is paid to you through your local payroll.

Please note that your actual tax obligation with respect to the shares of Class A Common Stock and the cash payment that you receive may exceed the amount that is withheld. If so, then you will be responsible for paying the difference when you file your taxes for 2017.

RSUs granted on or after October 30, 2016

If, when the transactions close, you hold Baker Hughes RSUs that were granted on or after October 30, 2016, then at the closing, your Baker Hughes RSUs will be canceled and converted into an equal number of New Baker Hughes RSUs. On vesting of your new Baker Hughes RSUs, you will be entitled to receive, for each New Baker Hughes RSU, a share of Class A Common Stock of New Baker Hughes and a cash payment of $17.50 in respect of the dividend (this payment is referred to as a “dividend equivalent”).

Your New Baker Hughes RSUs (and the dividend equivalent) will continue to vest based on the same schedule that applied to your Baker Hughes RSUs. However, the vesting of your New Baker Hughes RSUs (and the dividend equivalent) will accelerate if your employment is terminated without “cause” during the 12-month period after the transactions close.

You generally will not be subject to ordinary income tax on your RSUs (or the dividend equivalent) when the transactions close. Instead, you generally will be subject to ordinary income tax on your RSUs (and the dividend equivalent) when the RSUs and the shares of Class A Common Stock (and the dividend equivalent) are distributed to you. The amount of income tax with respect to the shares of Class A Common Stock will be based on the value of the shares when they are distributed to you.

How will my stock options be taxed?

This summary of the tax treatment of any Baker Hughes stock options that you hold assumes that your options are nonqualified stock options (and not incentive stock options). If you hold incentive stock options, you should consult your own independent tax advisor as to the specific tax consequences to you.

If, when the transactions close, you hold a nonqualified option to purchase Baker Hughes shares, then at the closing, your option will be canceled and converted into an equivalent option to purchase shares of Class A Common Stock of the New Baker Hughes. In addition, the per share exercise price of your New Baker Hughes option will be reduced by the per share amount of the special dividend. Your New Baker Hughes option will remain exercisable until it expires on the date specified in your current option agreement.

You generally will not be subject to ordinary income tax on your option when the transactions close. Instead, you generally will be subject to ordinary income tax when you exercise your option and receive the shares of Class A Common Stock. The amount of income tax will be based on the “spread value” of your option on the exercise date. The “spread value” is equal to the value of a share of Class A Common Stock on the exercise date minus the exercise price of your option, multiplied by the number of shares purchased.

For example, assume the following:

•	Immediately before the transactions close, you hold an option to purchase 1,000 Baker Hughes shares at a per share exercise price of $35.81.

•	You exercise your option on November 1, 2017. The closing price of a share of Class A Common Stock on that date is $48.50.

On the closing of the transactions, your Baker Hughes option is canceled and converted into a New Baker Hughes option to purchase 1,000 shares of Class A Common Stock at a per share exercise price of $18.31 ($35.81 original share price exercise price - $17.50 per share amount of special dividend). When you exercise your New Baker Hughes option, the shares of Class A Common Stock are distributed to you, and you recognize ordinary income in the amount of $30,190 (1,000 shares x the per share “spread value” of $30.19 ($48.50 per share value - $18.31 per share exercise price)).

Your New Baker Hughes option will be subject to withholding when you exercise the option. The method of withholding will be determined and communicated to you at a later date.

Will tax be withheld at the time the Special Dividend is paid out for that shares that I own?

FOR U.S. EMPLOYEES ONLY

For U.S. employees, no tax is withheld from the Special Dividend. Any actual tax due is payable with your tax return. Estimated tax payments may be required. Please consult your own independent tax advisor based on your specific facts and circumstances.

FOR NON-U.S. EMPLOYEES ONLY

For non-U.S. employees, the Special Dividend is considered U.S. source income and is subject to U.S. nonresident tax withholding rules, regardless of your U.S. tax residency status. Tax is withheld at the source at a rate of 30%. However, if you are a tax resident of a country that has entered into an income tax treaty with the United States, you could be eligible for withholding at a reduced rate. Please ensure your foreign status has been updated with your financial institution.

What is the U.S. tax treatment for the Special Dividend for Baker Hughes shares that I own?

To the extent that the qualified dividend holding period is met (see Qualified Dividend FAQ), the Special Dividend payable as a result of the Baker Hughes / GE Oil & Gas transaction will be taxable to the recipient at 0%, 15%, or 20%, depending on the highest marginal tax bracket applicable to the recipient of the Special Dividend. In addition, the Special Dividend could be subject to the 3.8% Net Investment Income Tax depending on the recipient’s Modified Adjusted Gross Income. See the following example.

For a shareholder in the highest marginal individual tax bracket (39.6%) whose Modified Adjusted Gross Income is in excess of $200,000 ($250,000 if Married, filing jointly), the Special Dividend would be subject to tax at a rate of 23.8% (20% + 3.8%).

To the extent that the qualified dividend holding period is NOT met, the Special Dividend will be taxable at ordinary income tax rates.

Please consult your own independent tax advisor as to consequences of the Special Dividend to you.

What is a qualified dividend?

A qualified dividend is a dividend paid by a U.S. corporation with respect to shares held by a shareholder, without hedging, for a specified length of time. The specified length of time that a shareholder must hold the stock unhedged for a dividend to be considered a qualified dividend is more than 60 days during the 121-day period that begins 60 days before the ex-dividend date. The ex-dividend date is the first date following the dividend declaration on which the buyer of the stock is not eligible to receive the dividend.

As an example, in the case of the Baker Hughes ESPP 2017 first offering period purchase occurring on June 19, 2017, the ex-dividend date will be the date on which the ESPP purchase occurs. Consequently, the 121-day period begins 60 days prior to the close date.

121 Day Holding Period			Qualified Dividend
60 days prior	Dividend Ex-Date	60 days after	Date
April 17	June 16 (ESPP Purchase Date)	August 16	August 17

All dividend payout and date information on this FAQ is provided for information purposes only. We cannot and do not guarantee the accuracy of any dividend dates or payout amounts. Dividend dates and payouts are always subject to change. Always check with your broker first before purchasing any security. To learn more about Qualified Dividends, please review this Fidelity tax information link.

How long do U.S. shareholders need to own the stock to obtain the reduced rates for a qualified dividend?

The stock must be held unhedged for more than 60 days during the 121-day period that begins 60 days before the ex-dividend date (see Qualified Dividend FAQ).

For restricted stock units that vested in January 2017 or shares purchased on the open market more than 60 days prior to the ex-dividend date, the dividend will be a qualified dividend as the holding period requirements will have been met by the time the dividend is paid.

For ESPP shares that will be purchased in June 2017, the “more than 60-day holding period” will not have been met by the time the dividend is paid. However, if the ESPP shares are held unhedged for more than 60 days before being sold, even if some of those days occur AFTER the dividend is paid, the dividend would still be classified as a qualified dividend. If the “more than 60-day holding period” is NOT met, the dividend would NOT be considered a qualified dividend and would be taxable at ordinary income tax rates.

121 Day Holding Period			Qualified Dividend
60 days prior	Dividend Ex-Date	60 days after	Date
April 17	June 16 (ESPP Purchase Date)	August 16	August 17

Will the Special Dividend be taxable in the country where I am a tax resident?

The Special Dividend may be taxable in the country where you are a tax resident depending on tax legislation. Please consult with your tax advisor regarding taxability and whether a foreign tax credit may be claimed for any U.S. tax withholding, where applicable.

As a Non-U.S. employee, how do I update my foreign status?

You'll need to know which Form W-8 to use based upon your foreign status. The most common form is the W-8BEN for individuals. This form is used to certify foreign status of a beneficial owner for U.S. tax withholding, and any reduced rates under the applicable tax treaty. Please contact your financial institution to update your Form W-8BEN or other Form W-8.

What is Form W-8?

Form W-8 is filled out by foreign persons (individuals and entities) to claim exempt status from or reduced rates of, U.S. tax withholdings. The form is used to declare a person’s status as a nonresident alien or foreign national who works outside of the United States. The form must be used by these individuals to receive the benefit of an applicable tax treaty that affords them certain rights, such as lower withholding tax rates for dividends by U.S. corporations.

If I am a Non-U.S. employee, why do I need to complete form W-8?

Brokers and withholding agents typically request Form W-8 BEN from foreign nationals. Fidelity is the withholding agent, and each account must be certified through the account activation process.

If you are a foreign investor, filling out this form may significantly lower your tax withholdings. A withholding agent must generally withhold 30% of the income distributed to a foreign national, unless the national can be associated with tax treaty status via a Form W-8 BEN.

How do I activate my Stock Plan account at Fidelity and register my tax status?

Follow the activation and tax registration steps in this quick start guide for Stock Plan participants online at Fidelity, NetBenefits.com, or contact a Fidelity Stock Plan Services representative.

In the United States: Call 1-800-544-9354 from 5 p.m. Sunday to midnight Friday, Eastern Time, excluding holidays of the New York Stock Exchange, except Good Friday.

Outside the United States: Dedicated representatives are available from 8 a.m. to 8 p.m. your local time, excluding holidays observed by the New York Stock Exchange, except Good Friday. For phone numbers and dialing instructions, go to Fidelity.com/globalcall.

What happens to the ESPP contributions I’ve made for the second offering period of 2017?

If you’re participating in the second ESPP offering period, your contributions will be refunded if the closing happens before December 31, 2017. Refunds will take place shortly after closing and will be delivered through payroll on your next available paycheck. Information about a new ESPP program will be communicated to employees after closing.

How will the ICP and PIP bonuses be handled at close?

The Incentive Compensation Program (ICP) will be prorated at target or expected value (EV) and the Profit Incentive Program (PIP) payout will be prorated at 4%. For example, if the close were to occur in July 2017 then your projected annual bonus, at target or EV for ICP and at 4% for PIP, would be divided by 12 and multiplied by 7 to calculate your prorated payout. The payout will be processed shortly after close through payroll.

What happens to the Sales Incentive Plans at close?

All Sales Incentive Plans will remain in place and unchanged immediately after the deal closes. There will be no prorated or guaranteed payments made at time of close – plans will follow same goals/payment schedules for the period in which the closing occurs as originally stated.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017. Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and

security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker

Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.